Contact

www.linkedin.com/in/camisamuels (LinkedIn)
www.venrock.com/ (Company)

Top Skills

Venture Capital
Corporate Development
Due Diligence

Camille Samuels

Director @ Various Boards | Venture Capital, Corporate/Business Development | CIO (Chief Instigation Officer) re: therapeutics for mast cell disorders (MCAS), complex disease, and dysautonomia

San Francisco Bay Area

Experience

Various Boards
Director
January 2025 - Present (1 year 6 months)
San Francisco Bay Area

Deeply experienced at supporting, building, and financing life sciences companies. Invested in providing treatments for diseases that have no existing treatments -- all while enjoying/prodding/helping the wonderful people of biopharma

Venrock
Partner
May 2014 - January 2025 (10 years 9 months)
Palo Alto, CA

Versant Ventures
Managing Director
February 2000 - December 2012 (12 years 11 months)

Tularik
Director of Business Development
1998 - 2000 (2 years)

L.E.K. Consulting
Associate Consultant
1993 - 1996 (3 years)

Education

Harvard Business School
MBA, Business · (1996 - 1998)

Duke University

BA, Biology · (1989 - 1993)